

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Thiago Maffra
Chief Executive Officer
XP Inc.
c/o XP Investments US, LLC
55 West 46th Street, 30th floor
New York, NY 10036

   Re: XP Inc.
     Registration Statement on Form F-4
     Filed June 23, 2021
     File No. 333-257304

Dear Mr. Maffra:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Manuel Garciadiaz, Esq.